

July 20, 2010

Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, TX 75252

>   **Re: Alliance Data Systems Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2010**
>   **File No. 001-15749**

Dear Mr. Heffernan:

We have reviewed your letter dated June 25, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 28, 2010.

Form 10-K for the fiscal year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 29

1.   We note your response to prior comment 1 indicating that you will disclose significant expenses and cash investments associated with your international coalition development once they are reported in your historical financial statements. Please explain the basis for not including disclosure of the reasonably expected impact on your liquidity, capital resources and/or results of operations associated with your international coalition development effort in your Form 10-K for the fiscal year ended December 31, 2009.

2.   We note your response to prior comment 2 and have the following additional comments:

- As previously requested, tell us what consideration you gave to clarifying the relationship between trends in AIR MILES reward miles issued and reward miles redeemed in your periodic reports;

- You indicate in response to prior comment 2 that you evaluate long-term trends in issuance and redemption rates. As previously requested in comment number 1 in our letter dated April 1, 2010, please tell us what consideration you gave to including disclosure and quantification, to the extent possible, of these currently known trends if they are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations; and

- You indicate that you have historically made reference to the impact that miles issued and redeemed have had on your results of operations. Tell us what consideration you have given to also including an analysis and discussion of the underlying reasons for the changes.

Results of Operations, page 38

3.   We note your response to prior comment 5. Tell us what consideration you gave to disclosing that there has been a decline in cash received per AIR MILES reward mile as a result of the change in the sponsor mix toward lower-priced miles in the 2009 Form 10-K. Please clarify how a change in sponsor mix relates to the number of reward miles issued and to the margins earned. Tell us how you address the changes in sponsor mix within your overview discussion. Further, reconcile your statement on page 29 that your "Reward Program tends to be resilient during economic swings" with your response that suggests that the economic recession "resulted in a decline in cash received per AIR MILES reward mile." Also indicate what consideration you gave to identifying and discussing this change in greater detail within MD&A.

4.   We note your response to prior comment 6 indicating that you will provide disclosure of where certain components of revenue are included in your consolidated financial statements. As previously requested, please consider clarifying the nature of each of your sources of revenue. For example, explain the revenue generating activities that are categorized as "issuance revenue."

Exhibits, Financial Statement Schedules

(a)(2) Financial Statement Schedule

Schedule II

5.   In response to prior comment 7, you indicate that the provision amount for loan losses
        and the relative activity in the allowance for doubtful accounts is detailed in the Form 10-
        K in Schedule II. Tell us how these charges correspond to the amounts presented in the
        consolidated statements of cash flows as provision for doubtful accounts. Tell us what
        consideration you gave to Rule 12-09 of Regulation S-X indicating that amounts shown
        as charged to costs and expenses should correspond to that shown in the income
        statement.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by reference
from the Definitive Proxy Statement filed April 20, 2010)

Corporate Governance

Compensation Committee, page 13

6.   Please tell us, and disclose in future filings, whether the compensation consultants were
        engaged directly by the compensation committee or any other persons. In addition,
        because you disclose that the compensation consultants performed services in addition to
        recommending the amount or form of executive compensation, please also tell us, and
        disclose in future filings, as applicable, whether the decision to engage the compensation
        consultants or its affiliates for these other services was made, or recommended, by
        management and whether the compensation committee or the board approved such other
        services. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Item 11. Executive Compensation (Incorporated by reference from the Definitive Proxy
Statement filed April 20, 2010)

Compensation Discussion and Analysis, page 23

General

7.   We note your use of peer group comparisons. Disclosure in this regard should include a
        discussion of not only where you targeted each element of compensation against the
        comparator companies, but also where actual payments fell within the targeted
        parameters. For example, we note that in several places you indicate you target
        compensation at the third quartile of surveyed companies; however, it is unclear whether
        actual payouts fell in the third quartile.

Elements of Compensation

Annual Performance-Based Cash Incentive Compensation

Terms of Awards, page 26

8.   We note your disclosure that the compensation committee exercised its discretion to reduce cash incentive compensation as well as long-term equity incentive compensation, though it appears that targets were met. In this regard, we note your statement that the compensation committee considered the reductions appropriate "given the financial performance of the retail credit services segment in 2009." Still, it is unclear how this consideration resulted in the amount by which these elements of compensation were reduced. To the extent the committee exercises its discretion to increase or decrease payout amounts, your compensation discussion and analysis should explain how the committee determined the amount of the increase or decrease.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Unaudited Condensed Consolidated Statements of Income, page 4

9.   You indicate in response to prior comment 7 that prior to the adoption of ASC 860 and 810, the provision for credit card receivables was netted in securitization income and finance fees, net. Tell us whether there were any provisions for loan losses in prior periods that were associated with the credit card receivables not securitized. If so, explain the classification of this provision in your statements of income.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Continuing Operations, page 30

10.   We note that you have included discussions regarding the breakage pool and the conversion of split-fee and non-split fee programs. In your discussion of redemption revenue in local currency, you indicate that a decline has negatively impacted the breakage pool. However, the factors discussed leading into that statement refer to an increase in redemption revenue and an increase in miles redeemed. In this regard, tell us and consider disclosing the factor that is declining and negatively impacting the breakage pool. Further, indicate whether the change in the differential between miles redeemed and miles issued represents a trend and explain how this impacts your breakage pool. Tell us why the differential appears to be less than your breakage rate. In addition, explain the nature of the split-fee and non-split fee programs and indicate how the conversion impacts your revenue. Ensure that you adequately address these items with your Overview section.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Johnson, Staff Attorney, at (202) 551-3503, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3488 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief